FORESIGHT AUTONOMOUS HOLDINGS LTD.

3 Golda Meir

Ness Ziona

7414001 Israel

June 5, 2017

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Foresight Autonomous Holdings Ltd. (CIK: 0001691221)
Registration Statement on Form 20-F
Originally Submitted May 11, 2017
File No.: 001-38094

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Foresight Autonomous Holdings Ltd. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s registration statement on Form 20-F, initially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 11, 2017, as amended on June 1, 2017 (the “Form 20-F”), so that it may become effective at 4:00 p.m., Eastern Time, on June 7, 2017, or as soon thereafter as practicable.

We understand that The Bank of New York Mellon, as Depositary for securities against which American Depositary Shares are to be issued, has requested that the Form F-6 Registration Statement of the Company (File No. 333-217881) be declared effective simultaneously with the Form 20-F, and we concur with that request.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, attention: Robert Condon at (212) 660-3049, or Oded Har-Even at (212) 660-5002.

Very truly yours,

FORESIGHT AUTONOMOUS HOLDINGS LTD.

By:	/s/ Haim Siboni
Name:	Haim Siboni
Title:	Chief Executive Officer